UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

Red Oak Capital Fund II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 4, 2018, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/0001742521/000165495418009827/redoak_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company.

Red Oak Capital Fund II, LLC, a Delaware limited liability company, was formed on April 25, 2017. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 6, 2018, which offering statement was qualified by the SEC on September 4, 2018. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. As of August 1, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively. Proceeds from the sale of the Bonds was used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

As of December 31, 2020, the Company held eleven senior secured loans, providing $42,069,707 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 15% and maturities ranging from June 28, 2020 to November 6, 2021. The following tables outlines the major terms in place at December 31, 2020 of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Current Interest Rate
The Hubbard Group, LLC	Stafford, VA	12/27/2020	$1,550,000	12.00%
Fleurdelis Hospitality, Inc.	Livingston, TX	9/5/2020	$5,000,000	17.50%
Chamberlin-Trenton Land Development LLC	Trenton, MI	3/31/2021	$2,863,353	10.00%
Day X Day Industrial, LLC	Gilbert, AZ	12/28/2020	$1,595,000	16.00%
Bravicci, LLC	Kansas City, MO	6/28/2020	$4,840,000	16.00%
Dei Vitae Enterprises, LLC	Oak Brook, IL	7/30/2020	$6,600,000	16.00%
Tuglife Marine, LLC	St. Thomas, USVI	3/6/2021	$3,765,000	16.00%
181 Rehg, LLC	Denver, CO	3/27/2021	$6,825,000	16.50%
Patio Theater Holdings, LLC	Chicago, IL	9/30/2020	$2,362,500	16.00%
LaRose Hospitality, LLC	Livingston, TX	11/1/2020	$3,750,000	17.00%
400 Chesapeake St SE LLC	Washington, DC	11/6/2021	$2,918,854	10.00%

We are managed by our Manager, which is wholly controlled by Red Oak Capital Holdings, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on November 16, 2018. To date we have received approximately $45,173,000 in net proceeds from our offering of Bonds and have invested $48,598,957 in first mortgage loans, inclusive of proceeds redeployed after initial assets paid off. Since the Offering reached the maximum allowable raise on August 1, 2019, there is not anticipated to be any further issuance of bonds.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations – For the Period Ended December 31, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2020.

As of December 31, 2020, the Company held eleven senior secured loans, providing $42,069,707 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 10% and 18% (averaging 15%) and where the maturities ranged from June 28, 2020 to November 6, 2021.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2020, our total revenues from operations amounted to $8,025,971. Operating costs for the same period, including bond interest expense of $5,153,758 and loan loss reserves of $10,245,000 amounted to $16,671,181. Net loss for the period amounted to $8,645,210.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – For the Period Ended December 31, 2019

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2019.

As of December 31, 2019, the Company held fourteen senior secured loans, providing $45,314,250 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 10% and 16% (averaging 11%) and where the maturities ranged from March 5, 2020 to December 5, 2020.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2019, our total revenues from operations amounted to $3,546,445. Operating costs for the same period, including bond interest expense of $3,327,558, loan loss reserves of $125,000 and organization fees of $893,360 amounted to $5,815,085. Net loss for the period amounted to $2,268,640.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Liquidity and Capital Resources

As of December 31, 2020, we had sold $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $1,706,305 and zero bond service reserves. Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On November 16, 2019, the bond service reserve was terminated and the funds remaining in the Prime Trust account was returned to the Company.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In 2019, we had sold $2,915,000 and $41,753,000 of Series A and Series B Bonds, respectively. Since we reached the maximum allowable raise and closed the Offering as of August 1, 2019, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In 2019, we closed on thirteen senior secured loans totaling $43,764,250 in total principal outstanding. In 2019, the Company held approximately $0.13 million in loan loss reserves. In 2020, we closed on one senior secured loan totaling $2,918,854 in total principal outstanding. In 2020, the Company held $10.25 million for loan loss reserves. The closing of senior secured loans has decreased, whereas the loan loss reserves have increased from 2019 to 2020. We expect the deployment of capital to increase, and loan loss reserves to decrease in 2021 as more loans mature and are paid off. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

Item 3. Directors and Officers

The following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	63	Chief Executive Officer*	August 2020
Jason Anderson	35	Chief Financial Officer*	May 2018
Joseph Elias	41	Chief Operations Officer*	September 2015
Kevin P. Kennedy	55	Chief Sales and Distribution Officer*	September 2016
Raymond T. Davis	54	Chief Business Development Officer	May 2018

*Member of the board of managers of the sole manager of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for the manager of our Sponsor. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Jason Anderson is Chief Financial Officer and a member of the board of managers for the manager of our Sponsor. He focuses on the creation and development of operational and accounting expertise. Jason has more than 12 years in the financial services industry. Under his tenure as a Shareholder, Director and Executive Committee Member at Strait Capital from 2009 to 2017, assets under administration increased from $40 million to nearly $4 billion. His expertise lies in architecting and delivering a full-fledge institutional operating platform for hedge funds, private equity groups, and family offices. Jason launched over 100 alternative investment vehicles while at Strait Capital. Jason has also served as Director of Anderson Capital Consulting LLC since 2017. He began his career as a hedge fund analyst specializing in distressed securities, mergers and acquisitions, and capital arbitrage strategies. While a university student, he was hand-picked to serve as an analyst for the $1+ Billion SMU Endowment Fund. Jason graduated Magna Cum Laude with a Bachelor of Business Administration in Finance and a Bachelor of Science in Economics with Business Honors and Department Distinction from Southern Methodist University. Jason has earned the Chartered Financial Analyst (CFA) designation.

Joseph Elias is a founding partner, Chief Operations Officer and a member of the board of managers for  the manager of our Sponsor. He is responsible for platform development and enhancement. Previously, Joe cofounded Loquidity in 2014, a commercial real estate crowdfunding platform where he served as COO, in which capacity he served until 2018. Joe possesses more than 14 years of executive technology operations experience with Fortune 50 companies and 17 years of experience in real estate finance and development. He has spent his career leading corporate transformation and achieving significant operational efficiencies by successfully integrating new technologies. This expertise combined with an entrepreneurial spirit, inspired him to develop innovative scalable solutions to transform the real estate investing landscape through the ROCX Platform. Prior to that, Joe served as a senior director at Comcast from 2003 to 2014, managing a $1 billion portfolio program. He and his team worked to implement new technology realizing an estimated $300 million in cost savings. Prior to Comcast, he was a project manager at General Motors. Joe operated multiple successful family businesses, managing millions of dollars’ worth of real estate assets in major Midwestern markets. Joe earned his Bachelor of Science in Management Information Systems from Wayne State University and holds an MBA from the Ross School of Business at the University of Michigan.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for the manager of our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA.  He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

Raymond T. Davis is Chief Business Development Officer and a member of the board of managers for the manager of our Sponsor. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Gary Bechtel*	N/A	20%

LLC Interests	Joseph Elias*	N/A	20%

LLC Interests	Kevin Kennedy*	N/A	20%

LLC Interests	Raymond Davis*	N/A	20%

LLC Interests	Jason Anderson*	N/A	20%

LLC Interests	All Executives and Managers*	N/A	100.00%
_________________
*625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements.

Item 6. Other Information

None.

Item 7. Financial Statements

RED OAK CAPITAL FUND II, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND DECEMBER 31, 2019

Red Oak Capital Fund II, LLC
Contents

Independent Auditor's Report	9

Financial Statements

Balance Sheets	10

Statements of Operations	11

Statements of Changes in Member's Capital	12

Statements of Cash Flows	13

Notes to Financial Statements	14-21

INDEPENDENT AUDITOR’S REPORT

To the Managing Member
Red Oak Capital Fund II, LLC

We have audited the accompanying financial statements of Red Oak Capital Fund II, LLC (a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Oak Capital Fund II, LLC as of December 31, 2020 and 2019, and the results of its operations, changes in member’s capital, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
Farmington Hills, Michigan
May 13, 2021

Red Oak Capital Fund II, LLC
Balance Sheets

	December 31, 2020	December 31, 2019

Assets

Current assets:
Cash and cash equivalents	$1,706,305	$5,121,017
Mortgage loans receivable, held for investment, net	31,518,091	44,070,718
Loan interest receivable	5,337,756	809,705
Accounts receivable	28,411	-
Other asset	-	8,000
Total current assets	38,590,563	50,009,440

Long-term assets:
Property - held for sale, net	3,084,778	-

Total assets	$41,675,341	$50,009,440

Liabilities and Member's Deficit

Current liabilities:
Current portion of series A bonds payable, net	$3,099,858	$-
Loan interest reserves	2,397,663	2,690,983
Loan construction reserves	2,516,732	2,910,947
Bond interest payable	1,046,785	1,046,785
Property security deposits	20,360	-
Due to managing member	14,594	2,925
Total current liabilities	9,095,992	6,651,640

Long-term liabilities:
Series A bonds payable, net	-	3,025,727
Series B bonds payable, net	43,665,022	42,772,536
Total long-term liabilities	43,665,022	45,798,263

Total liabilities	52,761,014	52,449,903

Member's deficit	(11,085,673)	(2,440,463)

Total liabilities and member's deficit	$41,675,341	$50,009,440

Red Oak Capital Fund II, LLC
Statements of Operations

	Years Ended December 31
	2020	2019

Revenue:
Mortgage interest income	$7,797,920	$3,341,823
Rental income	222,514	-
Interest income	5,537	204,622
Total revenue	8,025,971	3,546,445

Expenses:
Bond interest expense	5,153,758	3,327,558
Management fees	882,858	574,070
Management acquisition fees	14,594	218,821
Organization fees	-	893,360
Professional fees	168,806	73,824
General and administrative	110,147	602,452
Provision for loan losses	10,245,000	125,000
Depreciation expense	96,018	-
Total expenses	16,671,181	5,815,085

Net income (loss)	$(8,645,210)	$(2,268,640)

Red Oak Capital Fund II, LLC
Statements of Changes in Member's Capital

Managing Member

Member's deficit, January 1, 2019	$(171,823)

Net income (loss)	(2,268,640)

Member's deficit, December 31, 2019	(2,440,463)

Net income (loss)	(8,645,210)

Member's deficit, December 31, 2020	$(11,085,673)

Red Oak Capital Fund II, LLC
Statements of Cash Flows

	Years Ended December 31
	2020	2019

Cash flows from operating activities:
Net income (loss)	$(8,645,210)	$(2,268,640)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation of real estate owned	96,018	-
Accretion of loan origination income	(1,344,244)	(970,094)
Amortization of debt issuance costs	966,618	614,627
Provision for loan losses	10,245,000	125,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	(5,005,700)	(808,006)
Net change in accounts receivable	(2,190)	-
Net change in other asset	8,000	(8,000)
Net change in bond interest payable	-	1,011,078
Net change in due to managing member	11,669	(54,082)
Net change in bond proceeds received in advance	-	(30,000)
Net change in due to related parties	-	(28,611)
Net change in property security deposits	20,360	-

Net cash provided by (used in) operating activities	(3,649,679)	(2,416,728)

Cash flows from investing activities:
Mortgage notes issued	(2,830,976)	(41,752,275)
Mortgage notes repaid	3,698,000	-
Loan interest reserves	(237,841)	2,613,484
Loan construction reserve additions	1,084,509	4,850,427
Loan construction reserve drawdowns	(1,478,725)	(1,939,480)

Net cash provided by (used in) investing activities	234,967	(36,227,844)

Cash flows from financing activities:
Proceeds from Series A Bonds	-	2,915,000
Proceeds from Series B Bonds	-	41,753,000
Payment of debt issuance costs	-	(4,307,054)

Net cash provided by (used in) financing activities	-	40,360,946

Net change in cash, cash equivalents, and restricted cash	(3,414,712)	1,716,374

Cash, cash equivalents, and restricted cash, beginning of period	5,121,017	3,404,643

Cash, cash equivalents, and restricted cash, end of period	$1,706,305	$5,121,017

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

1. Organization

Red Oak Capital Fund II, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s purpose is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on April 25, 2017 and commenced operations on November 16, 2018. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by the ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

2. Significant accounting policies (continued)

Cash and cash equivalents and restricted cash
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

The Company follows Accounting Standards Update No. 2016-18, Restricted Cash (“ASU 2016-18”), which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The Company held $192,699 of restricted cash at December 31, 2018, which is reflected in the beginning cash, cash equivalents and restricted cash balance of the December 31, 2019 statement of cash flows.

Property
Property are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 27.5 years.

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses
Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

2. Significant accounting policies (continued)

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses of $10,370,000 and $125,000 were recorded for the periods ending December 31, 2020 and 2019, respectively.

Revenue recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $1,344,244 and $970,094 for the periods ending December 31, 2020 and December 31, 2019, respectively, and included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $42.07 and $45.31 million, presented net of approximately $0.18 and $1.12 million of unamortized deferred loan origination income and $10.37 million and $0.13 million of loan loss reserves at December 31, 2020 and December 31, 2019, respectively.

Bonds payable
Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2020 and December 31, 2019, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2020 and December 31, 2019, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

2. Significant accounting policies (continued)

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

3. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2020 and December 31, 2019 are comprised of the following:

	2020	2019
Mortgage loans receivable	$42,069,707	$45,314,250
Deferred origination fees	(181,616)	(1,118,532)
Loan loss reserves	(10,370,000)	(125,000)

Mortgage loans receivable, held for investment, net	$31,518,091	$44,070,718

At December 31, 2020, this consisted of 11 mortgage loans where the interest rate weighted average was 15.4% and where the maturities ranged from July 30, 2020 to November 6, 2021, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $5.82 million of mortgage loan interest income during the period ending December 31, 2020. At the end of 2019, this consisted of 14 mortgage loans where the interest rate weighted average was 11% and where the maturities ranged from March 5, 2020 to December 5, 2020, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $2.37 million of mortgage loan interest income during the period ending December 31, 2019.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

3. Mortgage loans receivable (continued)

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2020 and December 31, 2019, the loan interest reserve account contained approximately $2.40 million and $2.69 million, respectively. Additionally, the Company holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget and draw schedule. The loan construction reserve balance was approximately $2.52 million and $2.91 million as of December 31, 2020 and December 31, 2019, respectively.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Dei Vitae Enterprises, LLC, for a failure to make interest payments. On April 17, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings. The note originally matured on July 30, 2020 and holds an unpaid principal balance of $6,600,000 with interest receivable of approximately $739,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $3,220,000 for this note at December 31, 2020.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Patio Theater Holdings, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on September 30, 2020 and holds an unpaid principal balance of $2,362,500 with interest receivable of approximately $353,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $300,000 for this note at December 31, 2020.

On March 2, 2020, the Company issued a notice of default to a mortgage note borrower, 181 Rehg, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on September 27, 2020 and holds an unpaid principal balance of $6,825,000 with interest receivable of approximately $969,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $1,510,000 for this note at December 31, 2020.

On May 15, 2020, the Company issued a notice of default to a mortgage note borrower, Day X Day Industrial, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17.0%. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $1,595,000 with interest receivable of approximately $181,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $460,000 for this note at December 31, 2020.

On October 20, 2020, the Company issued a notice of default to a mortgage note borrower, Bravicci, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $4,840,000 with interest receivable of approximately $574,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $200,000 for this note at December 31, 2020.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

3. Mortgage loans receivable (continued)

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, Fleurdelis Hospitality, Inc., for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on September 5, 2020 and holds an unpaid principal balance of $5,000,000 with interest receivable of approximately $782,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $2,320,000 for this note at December 31, 2020.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, LaRose Hospitality, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on November 1, 2020 and holds an unpaid principal balance of $3,750,000 with interest receivable of approximately $442,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $830,000 for this note at December 31, 2020.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower Chamberlin Trenton Land Dev LLC for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on November 1, 2020 and holds an unpaid principal balance of $2,863,353 with interest receivable of approximately $119,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $1,060,000 for this note at December 31, 2020.

4. Property – held for sale, net

The following is a summary of the Company’s property as of December 31, 2020 and December 31, 2019:

	12/31/2020	12/31/2019
Property	$3,180,796	$-
Accumulated depreciation	(96,018)	-
Property, net	$3,084,778	$-

Depreciation expense for the periods ending December 31, 2020 and December 31, 2019 was $96,018 and zero, respectively.

On March 3, 2020, the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC, was acquired through foreclosure. The note originally matured on March 26, 2020 and the cost basis of the asset at the date of foreclosure was approximately $3.18 million.

On December 28, 2020, the Company accepted an offer for $3.5 million for the property, at which point the asset met the criteria to be considered held for sale. The sale of this property closed on April 30, 2021, resulting in net proceeds of approximately $3.3 million and gain of approximately $212,000.

5. Member’s equity

During the periods ending December 31, 2020 and December 31, 2019, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

6. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 2.00% of the gross principal outstanding of Series A Bondholders and 1.75% of gross principal outstanding of Series B Bondholders. For the periods ending December 31, 2020 and December 31, 2019, $882,858 and $574,070 of management fees have been earned, respectively. Zero management fees were held as payable to the Managing Member as of December 31, 2020 and December 31, 2019.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ending December 31, 2020 and December 31, 2019, zero and $218,821 of acquisition fees have been earned, respectively. As of December 31, 2020 and December 31, 2019, $14,594 and $2,925 of acquisition fees (net of approximately $5,000 due from Managing Member) were held as payable to the Managing Member, respectively.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the periods ending December 31, 2020 and December 31, 2019, zero and $893,360 of acquisition fees have been earned, respectively. As of December 31, 2020 and December 31, 2019, zero organization fees were held as payable to the Managing Member.

7. Bonds payable

During the period ending December 31, 2020, the Company did not issue any Series A or B Bonds. During the period ending December 31, 2019, the Company issued approximately $2.92 million and $41.75 million of Series A and B Bonds, respectively. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of December 31, 2020 and December 31, 2019, there have been approximately $4.83 million of debt issuance costs incurred by the Company. During the periods ending December 31, 2020 and December 31, 2019, approximately $967,000 and $615,000 was amortized to bond interest expense during the periods, respectively.

Bonds payable as of December 31, 2020 and December 31, 2019 are comprised of the following:

	2020	2019
Series A bonds payable	$3,143,000	$3,143,000
Series B bonds payable	46,857,000	46,857,000
Debt issuance costs	(3,235,120)	(4,201,738)

Total bonds payable, net	$46,764,880	$45,798,262

The Company has initiated quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid $4,187,140 and $2,712,931 bond interest expense to Direct Transfer LLC, the transfer agent, during the periods ending December 31, 2020 and December 31, 2019, respectively, in accordance with the offering circular. For the periods ending December 31, 2020 and December 31, 2019, the Company recorded approximately $4,187,000 and $2,713,000 of bond interest expense, respectively. As of December 31, 2020 and December 31, 2019, $1,046,785 is held as payable to both sets of Bondholders.

In accordance with the Series A and Series B Bond Offering Documents and Indenture, a Bond Service Reserve account was established with Prime Trust. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of November 16, 2018. On November 16, 2019, the Bond Service Reserve requirement was terminated and the funds remaining of $166,118 in the Prime Trust account were returned to the Company.

The maturity date of Series A Bonds will be August 1, 2021, two years following the termination of the bond offering, whereas the maturity date will be August 1, 2024, five years following the termination of the bond offering for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of December 31, 2020 or December 31, 2019, the Company has accrued no contingent interest.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending December 31, 2020 and December 31, 2019

7. Bonds payable (continued)

Series B Bonds will be redeemable beginning January 1, 2021. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2021 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2023.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption willoccur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of Series A, or an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Supplemental cash flow information

Non-cash activity for the period ended December 31, 2020 included the foreclosure of a note receivable in the amount of $3.18 million which resulted in a decrease in mortgage notes receivable of $2.83 million, an increase in accounts receivable of $0.03 million, a decrease in loan interest reserves of $0.06 million, a decrease in loan interest receivable of $0.43 million, and a corresponding increase in property of $3.18 million.

Additional non-cash activity for the period ended December 31, 2020 included a refinance settlement which decreased loan interest receivables and increased mortgage loan receivables by $0.4 million, respectively, and the recognition of deferred origination and extension fees of $0.3 million through an increase to loan interest receivables of $0.3 million.

10. Subsequent events

On February 1, 2021, mortgage note borrower 400 Chesapeake St SE LLC paid off its note with a principal balance of $2,918,854. The note originally matured on November 6, 2021 and had an interest rate of 8% with an additional paid-in-kind interest rate of 2%. The Company received $2,678,531 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On April 8, 2021, mortgage note borrower The Hubbard Group, LLC paid off its note with a principal balance of $1,550,000. The note originally matured on June 27, 2020 and had an interest rate of 12%. The Company received $1,631,591 in proceeds from loan payoff.

On April 21, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of the Company completed an interest exchange (the “Exchange”) whereby Red Oak Capital Holdings, LLC (“ROCH”) acquired all of the equity interests in the Company’s manager, Red Oak Capital GP, LLC (“ROGP”), from ROCG (former 90% owner of ROGP) and Mr. Raymond Davis (former 10% owner of ROGP). As consideration in the Exchange, each of ROCG and Mr. Davis received non-voting equity interests in ROCH. Prior to the Exchange, ROCG was ROGP’s sole manager, and ROCG was managed by a Board of Managers appointed by Mr. Kevin Kennedy and Mr. Joseph Elias, the sole equity holders in ROCG. ROCH’s sole manager is Red Oak Holdings Management, LLC (“ROHM”), and ROHM also holds all of the voting equity in ROCH. ROHM’s board of managers is comprised of Mr. Kennedy, Mr. Elias, Mr. Davis, Mr. Jason Anderson and Mr. Gary Bechtel. The ROHM board members also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members. As a result of the Exchange, Messrs. Kennedy and Elias no longer have sole control of the Company via their voting interests in ROCG. However, all of the executive officers remain the same and the members of the ROHM board of managers are the same as the members of the ROCG board with the addition of Mr. Davis.

The financial statements were approved by management and available for issuance on May 13, 2021. Subsequent events have been evaluated through this date.

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on June 6, 2018

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on June 6, 2018

(3)(a)	Form of Indenture between Red Oak Capital Fund II, LLC and Prime Trust, LLC, incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on August 1, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids of Michigan on May 13 of 2021.

RED OAK CAPITAL FUND II, LLC,
a Delaware limited liability company

By:             Red Oak Capital GP, LLC,
                   a Delaware limited liability company
Its:             Sole Member

By:            Red Oak Capital Holdings, LLC,
                  a Delaware limited liability company
Its:            Sole Member

By:            Red Oak Holdings Management, LLC,
                  a Delaware limited liability company
Its:            Manager

By:            /s/ Gary Bechtel
Name:       Gary Bechtel
Its:            Manager

By:            /s/ Joseph Elias
Name:       Joseph Elias
Its:            Manager

 By:            /s/ Kevin Kennedy
Name:       Kevin Kennedy
Its:            Manager

By:            /s/ Jason Anderson
Name:       Jason Anderson
Its:            Manager

By:            /s/ Raymond Davis
Name:       Raymond Davis
Its:            Manager

By:       /s/ Gary Bechtel
Name:  Gary Bechtel
Its:       Chief Executive Officer of the Sole Member of the Manager
            (Principal Executive Officer)

By:       /s/ Jason Anderson
Name:  Jason Anderson
Its:        Chief Financial Officer of the Sole Member of the Manager
            (Principal Financial Officer and Principal Accounting Officer)